REUTERS

DEALS

MARCH 3, 2020 / 3:42 PM / UPDATED 17 MINUTES AGO

Activist MG Capital calls for HC2 to investigate insurance deal

Jessica DiNapoli

 

(Reuters) - Hedge fund MG Capital Management Ltd has asked the board of HC2 Holdings Inc (HCHC.N), a holding company for industrial and manufacturing businesses, to investigate the acquisition of a long-term care business it carried out two years ago, according to an MG letter seen by Reuters.

HC2 acquired KMG America Corporation, the parent company of Humana Inc's (HUM.N) long-term care insurance business in 2018. These insurance policies help support care for those unable to handle everyday tasks, such as bathing and cooking, by funding assisted living or nursing home arrangements.

Many of these policies have become financially toxic for insurers such as Humana, because of soaring healthcare costs and rising lifespans. A few investment firms such as HC2 are willing to take on these long-term care insurance contracts, betting they can invest the premiums from the policies to generate strong enough returns to cover the payouts, and even turn a tidy profit.

Because of the liabilities of Humana's insurance portfolio, HC2 paid only $10,000 for it, and the firm had Humana make a capital contribution to it of $195 million, according to an HC2 regulatory filing at the time.

After the deal closed, HC2 then valued the business at $116.5 million, according to a letter MG managing partner Michael Gorzynski sent to the chair of HC2's audit committee on Monday and reviewed by Reuters. HC2's board then changed its compensation structure, and as a result of that deal, Falcone won a raise of millions of dollars, according to the letter.

"The questionable change allowed Mr. Falcone to profit handsomely from a dismal year that saw HC2's stock plummet 56%," according to the letter.

According to HC2's 2019 proxy statement, Falcone earned a base salary of $600,000 in the 2018 fiscal year and a bonus of $6.1 million.

HC2 and Falcone did not respond to several requests for comment. The company has said in public disclosures that the gain on the insurance business acquisition was due to changes in tax laws.

MG Capital last month announced that with its affiliates, it holds more than 5% of HC2's stock and wants to oust Falcone and the remainder of the company's directors because of "exceptionally poor corporate governance," "rampant conflicts of interest" and the "absence of a credible business strategy."

In a statement last month, the company responded to MG Capital saying that it would review the candidates the activist nominated.

Falcone previously ran hedge fund Harbinger Capital Partners, which once oversaw $26 billion in assets. In 2013, he agreed to a five-year industry ban related to Harbinger, including for favoring some investors over others and borrowing $113 million to pay personal taxes.

HC2's other businesses include a construction company, distributor of natural gas motor fuel and a wholesale telecom service provider.

Reporting by Jessica DiNapoli in New York

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